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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH, D.C.
194

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68632

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richman Group Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19621 FM 1431, Suite 404
(No. and Street)

Jonestown	Texas	78645
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Adams (512) 249-9252
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., P.C.
(Name - if individual, state last, first, middle name)

718 Paulus Avenue	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

GP 3/18/15

OATH OR AFFIRMATION

I, KEITH ADAMS, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of RICHMAN GROUP SECURITIES, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Keith H Adams
Signature

PRESIDENT
Title

Subscribed and sworn to before me this 27th day of Feb 2015

Notary Public

PATRICK DAVID HERNANDEZ
Notary Public, State of Texas
My Commission Expires
February 14, 2016

This report* contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [X] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [X] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Richman Group Securities, Inc.
Jonestown, Texas

We have audited the accompanying statement of financial condition of Richman Group Securities, Inc. as of December 31, 2014, and the related statements of operations and changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Richman Group Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Richman Group Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

The supplemental schedule, Schedule I, has been subjected to audit procedures performed in conjunction with the audit of Richman Group Securities, Inc.'s financial statements. Schedule I is the responsibility of Richman Group Securities, Inc.'s management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content, is presented in conformity with Rule 17 C.F.R. § 240.17a-5 of the Securities Exchange Act of 1934. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co, P.C.
February 16, 2015

RICHMAN GROUP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2014

ASSETS		
Cash	$	16,351
Centralized Registration Depository		2,394
TOTAL ASSETS	**$**	**18,745**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Commitments and Contingencies (Notes 7 and 8)		
STOCKHOLDER'S EQUITY		
Common Stock, 100,000 Shares Authorized, No Par Value, $1,000 Shares Issued and Outstanding, $1 Stated Value	$	1,000
Additional Paid-in-Capital		222,408
Retained Earnings (Deficit)		(204,663)
LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**18,745**

See Notes to Financial Statements

RICHMAN GROUP SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

EXPENSES

Regulatory	$	7,614
Occupancy, Operating and Overhead		56,444
Total Expenses		64,058
NET LOSS	$	(64,058)

See Notes to Financial Statements

RICHMAN GROUP SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-in-Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2014	$ 1,000	$ 174,988	$ (140,605)	$ 35,383
Net Loss			(64,058)	(64,058)
Contributions		47,420		47,420
Balance, December 31, 2013	$ 1,000	$ 222,408	$ (204,663)	$ 18,745

See Notes to Financial Statements

RICHMAN GROUP SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ (64,058)
Adjustments to Reconcile Net Income to Net Cash Provided by/(Used by) Operating Activities:	
Changes in operating assets and liabilities: decrease (increase)	
Other assets	489
Total Adjustments	489
Net Cash Used By Operating Activities	(63,569)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions	47,420
Net Cash Provided by Financing Activities	47,420
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(16,149)
Beginning of Year	32,500
End of Year	$ 16,351

See Notes to Financial Statements

19621 FM 1431 / Suite 404 / Jonestown / Texas / 78645 / (512) 249-9252 / Fax (512) 249-9253

RICHMAN GROUP SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Richman Group Securities, Inc. (the "Company"), was incorporated in Texas, in 2011. The Company is a non-public broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). As a direct participation broker-dealer selling joint ventures in oil and gas and private placement of securities, the Company does not hold customer funds or securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in the business of selling interests in oil & gas joint ventures organized by Pool Energy Corporation, a Texas corporation dba Richman Oil, the managing venture, for drilling oil and gas wells in the U.S and private placements of securities.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Fees

The Company derives its revenue primarily by providing investment opportunities in oil and gas joint ventures to its clients.

Fair Value of Financial Instruments

Cash, prepaid expenses and registration deposits are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Income Tax

The Company has elected to be taxed as an S-Corporation and is therefore treated as a flow-through entity for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual member and are included in the member's

personal tax return even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual member.
The Company is subject to state income tax.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2014, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

As of December 31 2014, the years ending December 31, 2012, 2013 and 2014 remain subject to examination by major tax jurisdictions.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $16,351, which was $11,351 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0 to 1 for December 31, 2014.

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2014, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. SIPC SUPPLEMENTAL REPORTING

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

6. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with a high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

7. LEASE COMMITMENTS

The Company leases office space under a non-cancelable lease. Rental expense was $24,000 for the year ended December 31, 2014. The terms of the lease generally require the Company to provide liability insurance and cover certain general operating expenses with provision for escalations and pay for parking. The aggregate future minimum rental obligations at December 31, 2014 are noted below:

December 31	Amount
2015	$ 24,000
2016	24,000
Total	$ 48,000

8. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

9. RELATED PARTY TRANSACTIONS

The Company has an agreement with the Sole Shareholder whereby the Sole Shareholder, from time to time, provides goods and services to the Company as deemed necessary including, but not necessarily limited to, administrative services, office space, utilities, communications, state and federal registration requirements and regulatory assessments as set forth in the Expense Allocation Agreement. A record of every Company expense assumed by the sole shareholder will be entered on the Company's financial books and records and will be recorded as a permanent capital contribution. Repayment of these provisions is not required. If any amounts are due the sole shareholder, he will invoice the Company. These invoices will be recorded immediately on the Company's financial books and records and promptly paid. For the year ended December 31, 2014, the Company paid no expense allocation fees to the Sole Shareholder. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

10. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k) (2) (i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the year ended December 31,2014 and for the period from January 1, 2014 to December 31, 2014, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph(k)(2)(i) of Rule 15c3-3.

11. SUBSEQUENT EVENTS

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and the date that the financial statements were issued or available to be issued.

RICHMAN GROUP SECURITIES, INC.
SCHEDULE I
COMPUTATIONS OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

NET CAPITAL		
Total Stockholder's Equity Qualified for Net Capital	$	18,745
Less Non-allowable Assets		2,394
Net Capital	$	16,351
AGGREGATE INDEBTEDNESS		
Total Aggregate Indebtedness	$	-
NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$	5,000
Excess (Deficient) Net Capital	$	11,351
Excess (Deficient) Net Capital at 1000%	$	10,351
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.0 TO 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2014 and the corresponding unaudited filing of part IIA of the FOCUS Report/ form X-17A-5 filed by Richman Group Securities, Inc.

McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Richman Group Securities, Inc.
Joenstown, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Richman Group Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Richman Group Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Richman Group Securities, Inc. stated that Richman Group Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Richman Group Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Richman Group Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co., P.C.
February 16, 2015

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

Richman Group Securities, Inc.

19621 FM 1431 / Suite 404 / Jonestown / Texas / 78645 / (512) 249-9252 / Fax (512) 249-9253

Richman Group Securities' Exemption Report

Richman Group Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Richman Group Securities, Inc. claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2014.

2. Richman Group Securities, Inc. met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2014 to December 31, 2014, without exception.

Richman Group Securities, Inc.

I, Rhenée Rogé, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature

Fin-Op Principal
Title

February 1, 2015